RECEIVED
2004 JUL 26 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

[redacted]

04035755

21st July, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

Dear Sirs,

Secretarial Audit Report for the quarter ended 30th June, 2004

In terms of the requirement under Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002 of the Securities & Exchange Board of India, we enclose a copy of the Secretarial Audit Report dated 20th July, 2004, for the quarter ended 30th June, 2004, from M/s. Vinod Kothari & Co., Practising Company Secretary, in the prescribed format.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

dlw 7/26

Encl. as above

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

SECRETARIAL AUDIT REPORT

1.	For Quarter Ended	: 30th June 2004
2.	ISIN	: INE154A01017
3.	Face Value	: Rs. 10/- per Ordinary Share
4.	Name of the Company	: ITC Limited
5.	Registered Office Address	: Virginia House, 37 Jawaharlal Nehru Road Kolkata 700 071
6.	Correspondence Address	: Same as above.
7.	Telephone & Fax Nos.	: 2288 6426/0034/9371 2288 2358 (Fax)
8.	E-mail address	: itcsec@cal3.vsnl.net
9.	Names of the Stock Exchanges where the Company's securities are listed	a) The Calcutta Stock Exchange Association Ltd b) The Stock Exchange, Mumbai c) National Stock Exchange of India Ltd d) Madras Stock Exchange Ltd

		Number of shares	% of Total Issued Capital
10	Issued Capital	24,76,78,851	100.00
11	Listed Capital (For all Exchanges mentioned in point no. 9)	24,76,78,851	100.00

12. Held in dematerialised form in CDSL : 26,78,360

13. Held in dematerialised form in NSDL : 14,98,46,689

14. Physical : 9,51,53,802

15. Total No. of shares (12+13+14) : 24,76,78,851

16. Reasons for difference if any, between (10 & 11), (10 & 15), (11 & 15) : Not applicable

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

17. Certifying the details of changes in share capital during the quarter under consideration as per Table below: **NONE**

Particulars	No. of Shares	Applied/ Not applied for listing	Listed on Stock Exchanges	Whether intimated to CDSL	Whether intimated to NSDL	In-principle approval pending from Stock Exchange
-	-	-	-	-	-	-

18. Register of Members is updated (Yes / No) : YES

19. Reference of previous quarter with regards to excess dematerialised shares, if any : Not applicable

20. Has the company resolved the matter mentioned in point no. 19 above in current quarter ? If not. Reason why ? : Not applicable

21. Mention total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay : NIL

22. Name, Telephone & Fax No. of Compliance officer of the Company : Mr. Arun Bose
2288-7043 (D),2288-6426/0034, 2288-2358 (Fax)

23. Name, Address, Tel. & Fax No., Regn No. of Auditor : M/s Vinod Kothari & Co.
1012 Krishna Building
224 A J C Bose Road
Kolkata – 700 017
2281-7715/1276, 2281-3742 (Fax)
ACS No. 4718
COP No. 1391

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

24.	Appointment of common agency for share registry work. If yes (name & address)	: In-house Share registration unit - Registered with SEBI as Share Transfer Agent – Category II.
25.	Any other detail that the auditor may like to provide (e.g. BIFR Company, delisting from Stock Exchange, company changed its name etc.)	: None.

(Vinod Kumar Kothari)
For Vinod Kothari & Co.

ACS No. 4718
COP NO. 1391

Place : Kolkata
Date : 20/07/2004